# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jeff's Brands Ltd, CIK 0001885408
CUSIP: M61472128
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 7 Mezada Street, Bnei Brak, Israel (L3), 5126112
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001493152-24-041830
Filed by CIK 0002040809
Persons authorized to receive notices and communications: Jeffrey J. Conroy, 7 Mayflower Dr, Basking Ridge, New Jersey (NJ), 07920, 312-623-0820

## Reporting persons
- Jeffrey J. Conroy (CIK 0002040809): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 170,300; shared voting power 0; sole dispositive power 170,300; shared dispositive power 0; aggregate amount beneficially owned 170,300 (9.9% of the class)
  Comment: There were 1,715,817 Ordinary Shares of the Company issued and outstanding as of December 16, 2024, based upon the information disclosed in the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 16, 2024. As of the filing date of this Schedule 13D (the Filing Date), the Reporting Person may be deemed to beneficially own 170,300 Ordinary Shares, or 9.9 percent of the Ordinary Shares deemed issued and outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Jeff's Brands Ltd
Address of issuer's principal executive offices: 7 Mezada Street, Bnei Brak, Israel (L3), 5126112
Comment: Jeff's Brands Ltd is an e-commerce consumer products goods company, operating primarily on the Amazon marketplace.

## Item 2. Identity and Background
Name of person filing: Jeffrey J. Conroy
Residence or business address: 7 Mayflower Dr, Basking Ridge, NJ 07920
Present principal occupation or employment: The principal business of the Reporting Person is investing in securities, healthcare data analytics, rare disease forecasting, and technological consulting. The Reporting Person serves as the Founder and Managing Principal of Global HC Analytics LLC, a consulting firm focused on life sciences and healthcare data analytics, with a principal place of business of 7 Mayflower Drive, Basking Ridge, New Jersey 07920.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The 170,300 Ordinary Shares reported in this Schedule 13D/A were acquired for investment purposes in the ordinary course of business of the Reporting Person. The Reporting Person acquired beneficial ownership of the Ordinary Shares in the belief that the shares represented an attractive investment opportunity.

The Reporting Person expects to engage in, discussions with members of management and the board of directors of the Company (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company's business, management, assets, operations, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.
The Reporting Person expects to review from time to time his investment in the Company and may, depending on the market and other conditions: (i) purchase Ordinary Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of any Ordinary Shares, options or related derivatives now beneficially owned or hereafter acquired by him; and (iii) engage in other plans or proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may engage in communications with members of management and the Board and may engage in communications with, among others, the Company's shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: There were 1,715,817 Ordinary Shares of the Company issued and outstanding as of December 16, 2024, based upon the information disclosed in the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 16, 2024. As of the filing date of this Schedule 13D (the "Filing Date"), the Reporting Person may be deemed to beneficially own 170,300 Ordinary Shares, or 9.9% of the Ordinary Shares deemed issued and outstanding as of such date.
Number of shares as to which each person has sole or shared power to vote or dispose: 170,300
Transactions in the class effected during the past sixty days: These shares have been held since JFBR performed a 13-for-1 reverse split in November 2024. This form has been updated following JFBR's recently updated share count per their Form 6-K filed with the Securities and Exchange Commission on December 16, 2024.
Other persons with the right to receive dividends or sale proceeds: Jeffrey J. Conroy is the sole shareholder of these 170,300 Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such person any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Jeffrey J. Conroy: Jeffrey J. Conroy, Jeffrey J. Conroy (12/19/2024)